# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silicon Valley Acquisition Corp., CIK 0002085659
CUSIP: G81306121
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 228 Hamilton Avenue, 3rd Floor, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 12/24/2025
Filed by CIK 0002101202
Persons authorized to receive notices and communications: Dan Nash, CEO, 228 Hamilton Avenue, 3rd Floor, Palo Alto, California (CA), 94301, (650) 206-8315

## Reporting persons
- Silicon Valley Acquisition Sponsor LLC (CIK 0002101202): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,090,900; shared voting power 0; sole dispositive power 8,090,900; shared dispositive power 0; aggregate amount beneficially owned 8,090,900 (28.6% of the class)
  Comment: (1) Includes 425,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A ordinary shares") and 7,665,900 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B ordinary shares" and, together with the Class A ordinary shares, the "ordinary shares"), of which up to 999,900 Class B ordinary shares remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1, as amended (File No. 333-290366). The 425,000 Class A ordinary shares are included in units (each unit consisting of one Class A ordinary share and one-half of one redeemable warrant), acquired pursuant to a Private Units Purchase Agreement (as defined herein).
  
  (2) Excludes 212,500 Class A Ordinary Shares which will be issued upon the exercise of 212,500 warrants included in the private placement units.
- Dan Nash: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,090,900; shared voting power 0; sole dispositive power 8,090,900; shared dispositive power 0; aggregate amount beneficially owned 8,090,900 (28.6% of the class)
  Comment: (1) Includes 425,000 of the Issuer's Class A ordinary shares and 7,665,900 of the Issuer's Class B ordinary shares, of which up to 999,900 Class B ordinary shares remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1, as amended (File No. 333-290366). The 425,000 Class A ordinary shares are included in units (each unit consisting of one Class A ordinary share and one-half of one redeemable warrant), acquired pursuant to a Private Units Purchase Agreement (as defined herein).
  
  (2) Excludes 212,500 Class A Ordinary Shares which will be issued upon the exercise of 212,500 warrants included in the private placement units.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value
Name of issuer: Silicon Valley Acquisition Corp.
Address of issuer's principal executive offices: 228 Hamilton Avenue, 3rd Floor, Palo Alto, California (CA), 94301

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

1. Silicon Valley Acquisition Sponsor LLC ("Sponsor")
2. Dan Nash

The Sponsor is the holder of record of approximately 28.60% of the issued and outstanding ordinary shares (28,290,900) based on the number of Class A ordinary shares (20,625,000) and Class B ordinary shares (7,665,900) outstanding as of December 24, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on January 2, 2026.

Mr. Dan Nash is the manager of the Sponsor. Therefore, Mr. Nash may be deemed to beneficially own the 425,000 Class A ordinary shares and 7,665,900 Class B ordinary shares, and ultimately exercise voting and dispositive power over the Class A ordinary shares and Class B ordinary shares held by the Sponsor.

All disclosures herein with respect to any reporting person are made only by such reporting person. Any disclosures herein with respect to persons other than the reporting persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The business address of each reporting person is: 228 Hamilton Avenue, 3rd Floor Palo Alto, California 94301.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Mr. Nash is the Chief Executive Officer and Director of Silicon Valley Acquisition Corp.
Criminal convictions in the last five years: During the past five years, neither the Sponsor nor Mr. Nash has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of the Sponsor and Mr. Nash has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Sponsor is a Delaware limited liability company.

Mr. Nash is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on in this Schedule 13D was working capital of the Sponsor. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 7, 2025, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain of the Issuer's offering costs in exchange for 7,665,900 Class B ordinary shares (the "Founder Shares"), of which up to 999,900 founder shares remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, pursuant to the Securities Subscription Agreement dated as of August 7, 2025 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"). On December 24, 2025, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation, Sponsor purchased an aggregate of 425,000 private placement units for an aggregate purchase price of $4,250,000. Each unit purchased was comprised of one Class A ordinary share of the Issuer and one-half of one redeemable warrant of the Issuer upon consummation of an initial business combination (as described more fully in the Issuer's final prospectus dated December 22, 2025). The reporting persons made the acquisitions reported in this Schedule 13D in support of the Issuer's business plan and for investment purposes. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the warrants referred to above. However, reporting persons do not have any other agreements to acquire additional ordinary shares at this time. As Chief Executive Officer of the Issuer, Mr. Dan Nash is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Mr. Dan Nash, as Chief Executive Officer of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Class A ordinary shares beneficially owned by reporting persons (on the basis of a total of 28,290,900 ordinary shares outstanding as of December 24, 2025) are as follows:

i. Sponsor: 8,090,900 Class A ordinary shares; 28.60%
ii. Dan Nash: 8,090,900 Class A ordinary shares; 28.60%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which Sponsor has:

i. Sole power to vote or to direct the vote: 8,090,900,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 8,090,900, and
iv. Shared power to dispose or to direct the disposition of: 0.

Number of shares to which Dan Nash has:

i. Sole power to vote or to direct the vote: 8,090,900,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 8,090,900, and
iv. Shared power to dispose or to direct the disposition of: 0.

Mr. Nash is the manager of the Sponsor. Therefore, Mr. Nash may be deemed to beneficially own the 425,000 Class A ordinary shares and 7,665,900 Class B ordinary shares, and ultimately exercise voting and dispositive power over the Class A ordinary shares and Class B ordinary shares held by the Sponsor. Mr. Nash disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is party to a Private Placement Units Purchase Agreement, dated December 22, 2025, by and between the Issuer and Sponsor ("Private Units Purchase Agreement"); a Registration Rights Agreement, dated December 22, 2025, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"); and a Letter Agreement, dated December 22, 2025, by and among the Issuer, the Sponsor and certain other parties thereto ("Insider Letter ").

Pursuant to the Private Units Purchase Agreement, Sponsor purchased 425,000 private placement units ("Placement Units") simultaneously with the consummation of the IPO. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter. The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 31, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 31, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Insider Letter, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 31, 2025 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Units Purchase Agreement, dated as of December 22, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 31, 2025).

Exhibit 10.2 - Registration Rights Agreement, dated as of December 22, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 31, 2025).

Exhibit 10.3 - Insider Letter, dated as of December 22, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 31, 2025).

Exhibit - 99.1 - Joint Filing Agreement, January 5, 2026, by and among the Reporting Persons.

## Signatures
- Silicon Valley Acquisition Sponsor LLC: /s/ Tricia Branker, Tricia Branker, Attorney-in-Fact* (01/05/2026)
- Dan Nash: /s/ Tricia Branker, Tricia Branker, Attorney-in-Fact* (01/05/2026)